SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                             CONTINUCARE CORPORATION
                             -----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    212172100
                                ----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2000
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 20 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 2 of 20 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  STRATEGIC INVESTMENT PARTNERS LTD.

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,250,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               2,250,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,250,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13        Percent of Class Represented By Amount in Row (11)

                                      6.77%

14        Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 3 of 20 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  QUASAR STRATEGIC PARTNERS LDC

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6         Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       2,250,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 2,250,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 2,250,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13        Percent of Class Represented By Amount in Row (11)

6.77%     14 Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 4 of 20 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  QUANTUM INDUSTRIAL PARTNERS LDC

2         Check the Appropriate Box If a Member of a Group*

                                                c.       [ ]
                                                d.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6         Citizenship or Place of Organization Cayman Islands

                            7             Sole Voting Power
                                               2,250,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     2,250,000
    With
                            10            Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,250,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [ ]

13        Percent of Class Represented By Amount in Row (11)

                                      6.77%

14        Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 5 of 20 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT INVESTOR, L.P.

2         Check the Appropriate Box If a Member of a Group*
                                                c.       [ ]
                                                d.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6         Citizenship or Place of Organization Delaware

                            7             Sole Voting Power
                                                 2,250,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,250,000
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,250,000


12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13        Percent of Class Represented By Amount in Row (11)

6.77%     14 Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 6 of 20 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT, INC.

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6         Citizenship or Place of Organization Delaware

                            7             Sole Voting Power
                                                 2,250,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,250,000
    With
                            10            Shared Dispositive Power
                                                 0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                               2,250,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [ ]


13        Percent  of Class  Represented  By Amount in Row (11)
                                 6.77%

14        Type of Reporting Person*

                CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 7 of 20 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6         Citizenship or Place of Organization
          Delaware

                            7             Sole Voting Power
                                                 2,250,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,250,000
    With
                            10            Shared Dispositive Power
                                                 0

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                    2,250,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13        Percent  of Class  Represented  By Amount in Row (11)
                                 6.77%

14        Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 8 of 20 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6         Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
                                                 2,250,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,250,000
    With
                            10            Shared Dispositive Power
                                                 0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                               2,250,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      6.77%

14        Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 212172100                                           Page 9 of 20 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  STANLEY F. DRUCKENMILLER

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6         Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                               0

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [X]

13        Percent of Class Represented By Amount in Row (11)

                                       0%

14        Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 20 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the "Shares"), of ContinuCare Corporation, a Florida corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated December 16, 1997 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC, and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.        Identity and Background.


               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


               i)   Strategic Investment Partners Ltd. ("SIPL");

               ii)  Quasar Strategic Partners LDC ("QSP");

               iii) Quantum Industrial Partners LDC ("QIP");

               iv)  QIH Management Investor, L.P. ("QIHMI");

               v)   QIH Management, Inc. ("QIH Management");

               vi)  Soros Fund Management LLC ("SFM LLC");

               vii) Mr. George Soros ("Mr. Soros"); and

               viii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


               This Statement relates to the Shares held for the account of SIPL.


                              The Reporting Persons

          On July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of SIPL. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of SIPL, and, as of July 1, 2000, is no longer a Reporting Person.

          Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

                                                             Page 11 of 20 Pages

          Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of QIH Management.


Item 5.        Interest in Securities of the Issuer.


               (a) Each of SIPL, QSP, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of the 2,250,000 Shares held for the account of SIPL (approximately 6.77% of the total number of Shares outstanding).


               (b) SIPL may be deemed to have sole power, and each of QIP, QSP, QIHMI (pursuant to the constituent documents of each of QIP and QSP), QIH
Management (as the sole partner of QIHMI), SFM LLC (by virtue of the QIHMI Contract) and Mr. Soros (as a result of his position as Chairman and President of SFM LLC) may be deemed to have shared power, to direct the voting and disposition of the 2,250,000 Shares held for the account of SIPL.


               (c) There have been no transactions effected with respect to the Shares since May 6, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) Pursuant to a combination of Quasar International Fund N.V. ("Quasar Fund") with and into Quantum Industrial Holdings Ltd. ("QIH"), effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund (including the Shares held for the account of Quasar International Partners C.V. ("Quasar Partners")) were transferred to, and are held indirectly by, QIH. SFM LLC serves as principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments.

                    (ii) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, and the shareholders of QSP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SIPL in accordance with their ownership interests in QIP and QSP.

               (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.


Item 7.        Material to be Filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 20 Pages

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: July 5, 2000

                                        STRATEGIC INVESTMENT PARTNERS LTD.

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact


                                        QUASAR STRATEGIC PARTNERS LDC

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact


                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact


                                         QIH MANAGEMENT INVESTOR, L.P.

                                         By:      QIH Management, Inc.,
                                                  its General Partner

                                         By:     /S/ RICHARD D. HOLAHAN, JR.
                                                 ------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Secretary


                                         QIH MANAGEMENT, INC.

                                         By:     /S/ RICHARD D. HOLAHAN, JR.
                                                 ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Secretary

                                                             Page 13 of 20 Pages


                                         SOROS FUND MANAGEMENT LLC

                                         By:     /S/ RICHARD D. HOLAHAN, JR.
                                                 ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Assistant General Counsel


                                         GEORGE SOROS

                                         By:     /S/ RICHARD D. HOLAHAN, JR.
                                                 ------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                         STANLEY F. DRUCKENMILLER

                                         By:     /S/ RICHARD D. HOLAHAN, JR.
                                                 ------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact


                                                                                                     Page 13 of 20 Pages


                                                         ANNEX A

                                     Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Michael C. Neus                               Deputy General Counsel of SFM LLC and      888 Seventh Avenue
    Director and Vice President                   General Counsel of Soros Private Funds     33rd Floor
    (United States)                               Management LLC                             New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Secretary                                     SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

         To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares.

                  (b) None of the above persons has any contracts,  arrangements,  understandings or relationships  with respect to the Shares.



                                                             Page 15 of 20 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------


H. Power of Attorney, dated as of June 30, 2000, granted by Strategic Investment 16 Partners Ltd. in favor of Mr.
          Michael C. Neus and Mr.  Richard D. Holahan,  Jr............      16

I.        Power of  Attorney,  dated as of June 30,  2000,  granted by
          Quasar  Strategic  Partners  LDC in favor of Mr.  Michael C.
          Neus and Mr. D. Holahan, Jr.................................      17

J.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................      18

K.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Michael C. Neus
          and Mr. Richard D. Holahan, Jr. ............................      19

L.        Power of Attorney,  dated as of January 24, 2000, granted by
          Quantum  Industrial  Partners LDC in favor of Mr. Michael C.
          Neus and Mr. Richard D. Holahan, Jr.........................      20